Exhibit 99.1

EPL Intermediate, Inc. Announces Results for the
13 Weeks and 26 Weeks Ended June 30, 2010

        COSTA MESA, CA-- (BUSINESS WIRE) – August 12, 2010 - EPL Intermediate, Inc. (“El Pollo Loco” or the “Company”), parent company of El Pollo Loco, Inc., today reported results for the 13-week second quarter and 26 weeks ended June 30, 2010.

El Pollo Loco reported total operating revenue for the 13-week period ended June 30, 2010 of $71.2 million, which is a decrease of $1.4 million, or 2.0%, compared to total operating revenue for the 13-week period ended July 1, 2009 of $72.7 million.  Total operating revenue includes restaurant sales from company-operated stores and franchise revenue.

The decrease in total operating revenue was primarily attributed to a 4.9% decrease in system-wide same-store sales for the 13-week second quarter of 2010 compared to the 13-week second quarter of 2009.  Restaurants enter the comparable restaurant base for same-store sales the first full week after that restaurant’s 15-month anniversary.

Commenting on results for the second quarter of 2010, Stephen E. Carley, president and CEO of El Pollo Loco, Inc. said, “Our sales continue to be negatively impacted by the high rate of unemployment in our core markets and the increased frugality we continue to observe among consumers dining out.  We expect the adverse economic conditions to continue through the second half of 2010 and possibly into 2011.”

“Our marketing initiatives during the second quarter included our ‘Free $5.00 Loco Cash Card with the Purchase of Any Family Meal’ promotion which began in mid-March and helped to drive more families into our restaurants.  In May, we continued our commitment to bold flavor and flame-grilling with the introduction of two premium flame-grilled chicken sandwiches, our Guacamole Chicken Sandwich and a Jalapeno Chicken Sandwich.  Together, these quality whole muscle breast fillet sandwiches exceeded our sales mix expectations.”

Operating income increased $3.1 million, or 74.9%, to $7.2 million for the 13 weeks ended June 30, 2010 from $4.1 million for the same period of 2009.  This increase in operating income was mainly due to a decrease in legal settlements of $3.0 million and a decrease in product cost of $1.4 million, which were partially offset by the lower revenue mentioned above and a $1.3 million asset impairment charge for one underperforming restaurant that will continue to operate.

Interest expense, net of interest income, increased $0.8 million, or 10.3%, to $9.2 million for the second quarter of 2010 from $8.4 million for the second quarter of 2009.  This increase was mainly due to the May of 2009 issuance of $132.5 million aggregate principal amount of 11¾% senior secured notes.

Despite having a loss for the thirteen weeks ended June 30, 2010, we had an income tax provision of $0.03 million primarily related to the effect of changes in our deferred taxes and the related effect of maintaining a full valuation allowance against certain of our deferred tax assets as of June 30, 2010.   For the thirteen weeks ended July 1, 2009, we had an income tax provision of $19.6 million as we recorded a valuation allowance against our deferred tax assets.

As a result of the factors cited above, there was a net loss for the 13 weeks ended June 30, 2010 of $2.0 million compared to a net loss of $24.5 million for the same 13 weeks of 2009.

Total operating revenue for the 26 weeks ended June 30, 2010 was $139.2 million, which was a decrease of $4.1 million, or 2.8%, from total operating revenue for the 26 weeks ended July 1, 2009 of $143.3 million.   The decrease was primarily due to a decrease in same-store sales for the system of 5.7% for the 26 weeks ended June 30, 2010 compared to the corresponding period of 2009.

Operating income increased $3.4 million, or 41.7%, to $11.6 million for the 26 weeks ended June 30, 2010 from $8.2 million for the same period of 2009.  This increase in operating income was primarily due to a decrease in legal settlements of $2.9 million and a decrease in product cost of $2.6 million, which was partially offset by the lower revenue discussed above.

Despite having a loss for the 26 weeks ended June 30, 2010, we had an income tax provision of $0.8 million, primarily related to the effect of changes in our deferred taxes and the related effect of maintaining a full valuation allowance against certain of our deferred tax assets as of June 30, 2010.  For the 26 weeks ended July 1, 2009, we had an income tax provision of $19.5 million as we recorded a valuation allowance against our deferred tax assets.

As a result of the factors noted above, the company had a net loss for the 26 weeks ended June 30, 2010 of $7.7 million compared to a net loss of $25.8 million for the 26 weeks ended July 1, 2009.

Commenting on the remainder of 2010, Carley said, “While the economy continues to pose challenges, we are not standing by waiting for conditions to improve.  We are aligning our entire team around our grills as our point of differentiation and sharpening our focus on providing value to our guests while protecting profitability with: new menu items that leverage our flame-grilling expertise; greater choice now that we serve both chicken and steak; our Loco Value Menu; and compelling family meal offers.”

El Pollo Loco’s restaurant count changes for the 13 weeks ended June 30, 2010 are as follows:

	Company	Franchised Stores	Total
At March 31, 2010	171	241	412
Opened	-	1	1
Closed	-	(1)	(1)
At June 30, 2010	171	241	412

Addressing the Company’s plans, Mr. Carley said, “As we shared earlier this year, we expect to open fewer restaurants this year than last, due in part to the continued difficulty franchisees are having securing financing in this tough environment and the impact that the challenging economy has had on our franchisees, several of whom have delayed or reduced the number of new restaurants they plan to open.  One new franchise restaurant opened in Big Bear, CA during the second quarter of 2010 and one franchise restaurant in Santa Cruz, CA closed during this timeframe.  Since the close of the second quarter, one additional new franchise restaurant opened in San Diego, CA.

“We plan to open two company stores later this and expect our franchisees to open one more restaurant before the end of the year.  These restaurants will be located in areas where El Pollo Loco already has a presence.”

System-wide Sales

Included above is system-wide same-store sales information. System-wide sales are a financial measure that includes sales at all company-owned stores and franchise-owned stores, as reported by franchisees. Management uses system-wide sales information internally in connection with store development decisions, planning and budgeting analyses. Management believes system-wide sales information is useful in assessing consumer acceptance of the Company’s brand and facilitates an understanding of financial performance as the Company’s franchisees pay royalties and contribute to advertising pools based on a percentage of their sales.

Safe Harbor Statement

This news release may be deemed to contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.  The Company intends that all such statements be subject to the safe harbor provisions contained in those sections.  Forward-looking statements are statements that do not relate solely to historical fact.  They include, but are not limited to, statements such as “we expect the adverse economic conditions to continue through the second half of 2010 and possibly into 2011,” “we expect to open fewer restaurants this year than last,” and “we plan to open two company stores later this year and expect our franchisees to open one more restaurant before the end of the year,” and any other statements that may predict, forecast, indicate or imply future results, performance, achievements or events.  Forward-looking statements generally contain words such as “believe,” “anticipate,” “expect,” “estimate,” “intend,” “project,” “plan,” “will,” “should,” “may,” “could” or words or phrases of similar meaning.  Forward-looking statements reflect management's current expectations regarding future results, performance, achievements or events that involve risks and uncertainties.  Readers are cautioned that these forward-looking statements are only predictions and many important factors, including factors outside of the control of the Company, could cause actual results, performance, achievements or events to differ materially from those discussed in the forward-looking statements.  Factors that could cause actual results to differ materially from those expressed or implied by the forward-looking statements include but are not limited to: the adverse impact of economic conditions on our operating results and financial condition, on our ability to comply with the terms and covenants of our debt agreements, and on our ability to pay or to refinance our existing debt or to obtain additional financing; our substantial level of indebtedness; food-borne-illness incidents; negative publicity, whether or not valid; increases in the cost of chicken; our dependence upon frequent deliveries of food and other supplies; our vulnerability to changes in consumer preferences and economic conditions; our sensitivity to events and conditions in the Southern California area, our largest market; our ability to compete successfully with other quick service and fast casual restaurants; our ability to expand into new markets; our reliance on our franchisees, who have also been adversely impacted by the recession; matters relating to labor laws and the adverse impact of related litigation, including wage and hour class actions; our ability to support our  franchise system; our ability to renew leases at the end of their term; the impact of applicable federal, state or local government regulations; our ability to protect our name and logo and other proprietary information; litigation we face in connection with our operations; and other risk factors listed from time to time in the Company's reports filed with the Securities and Exchange Commission.  Although the Company believes that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, the Company cannot assure the reader that the results, performance, achievements or events contemplated by the forward-looking statements will be realized in the timeframe anticipated or at all.  In light of the significant uncertainties inherent in forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by the Company or any other person that the Company’s objectives or plans will be achieved.  Accordingly, readers are cautioned not to place undue reliance on such forward-looking statements.  The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as the result of new information, future events or otherwise.  The financial information contained in this release should be read in conjunction with the consolidated financial statements and notes thereto included in the Company’s most recent annual report on Form 10-K and subsequent quarterly reports on Form 10-Q, as each may be amended from time to time.  Statements about the Company’s past performance are not necessarily indicative of its future results.

About the Company

El Pollo Loco® is the nation’s leading restaurant concept specializing in flame-grilled chicken.  Headquartered in Costa Mesa, California, El Pollo Loco, Inc. operates a restaurant system comprised of 171 company-operated and 241 franchised restaurants (as of June 30, 2010) located primarily in California, with additional restaurants in Arizona, Colorado, Connecticut, Georgia, Illinois, Missouri, Nevada, New Jersey, Oregon, Texas, Utah and Virginia.  El Pollo Loco’s menu features the Company’s signature citrus-marinated, flame-grilled chicken in individual and family-size meals served with a choice of corn or flour tortillas, freshly-prepared salsas and an assortment of side orders.  El Pollo Loco also serves a variety of contemporary, Mexican-inspired entrees featuring the chain’s citrus-marinated, flame-grilled chicken and Carne Asada-style Sirloin steak, including Pollo Bowl® entrees, pollo salads, grilled burritos, tacos, quesadillas and more.  For more information about the Company, visit www.elpolloloco.com.

Contacts:	Gary Campanaro	Julie Weeks
	Chief Financial Officer	Vice President of Communications
	El Pollo Loco, Inc.	El Pollo Loco, Inc.
	714.599.5155	714.599.5150
	gcampanaro@elpolloloco.com	jweeks@elpolloloco.com

Summary Financial Information

EPL INTERMEDIATE, INC.
(A Wholly Owned Subsidiary of El Pollo Loco Holdings, Inc.)

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(Amounts in thousands)

	13 Weeks Ended		26 Weeks Ended

	July 1,	June 30,	July 1,	June 30,
	2009	2010	2009	2010
OPERATING REVENUE:
Restaurant revenue	$67,779	$66,512	$133,704	$129,930
Franchise revenue	4,885	4,723	9,593	9,297

Total operating revenue	72,664	71,235	143,297	139,227

OPERATING EXPENSES:
Product cost	22,199	20,769	43,160	40,546
Payroll and benefits	18,082	17,378	35,770	34,907
Depreciation and amortization	2,806	2,612	5,636	5,194
Other operating expenses	25,437	23,235	50,546	46,986

Total operating expenses	68,524	63,994	135,112	127,633

OPERATING INCOME	4,140	7,241	8,185	11,594

INTEREST EXPENSE—Net	8,382	9,243	14,426	18,475

OTHER EXPENSE	646	-	443	-

OTHER INCOME	-	-	(452)	-

LOSS BEFORE PROVISION FOR INCOME TAXES	(4,888)	(2,002)	(6,232)	(6,881)

PROVISION FOR INCOME TAXES	19,609	29	19,542	773

NET LOSS	$(24,497)	$(2,031)	$(25,774)	$(7,654)

	13 Weeks Ended		26 Weeks Ended
	July 1,	June 30,	July 1,	June 30,
	2009	2010	2009	2010
Operating Statement Data:
Restaurant revenue	100.0%	100.0%	100.0%	100.0%
Product cost	32.8	31.2	32.3	31.2
Payroll and benefits	26.7	26.1	26.8	26.9
Depreciation and amortization	4.1	3.9	4.2	4.0
Other operating expenses	37.5	34.9	37.8	36.2
Operating income	6.1	10.9	6.1	8.9
Interest expense-net	12.4	13.9	10.8	14.2

Other expense	1.0	0.0	0.3	0.0
Other income	0.0	0.0	(0.3)	0.0

Loss before provision for income taxes	(7.2)	(3.0)	(4.7)	(5.3)
Provision for income taxes	28.9	0.0	14.6	0.6
Net loss	(36.1)	(3.1)	(19.3)	(5.9)

Supplementary Operating Statement Data:
Restaurant other operating expense	23.5	22.9	23.1	23.8
Franchise expense	1.4	1.4	1.5	1.5
General and administrative expense (1) (2)	12.6	10.6	13.2	10.9
Total other operating expenses	37.5	34.9	37.8	36.2

(1)	General and administrative expenses as a percent of total operating revenue for the 13 weeks ended July 1, 2009 was 11.8% and 9.9% for the 13 weeks ended June 30, 2010.

(2)	General and administrative expenses as a percent of total operating revenue for the 26 weeks ended July 1, 2009 was 12.3% and 10.1% for the 26 weeks ended June 30, 2010.